August 30, 2006

Mail Stop 4561

Via U.S. Mail and Fax (804) 967-5826
Mr. Robert B. Eastep
Chief Financial Officer
Saxon Capital, Inc.
4860 Cox Road, Suite 300
Glen Allen, VA 23060

RE: **Saxon Capital, Inc.**
Form 10-K for the fiscal year ended December 31, 2005
Filed March 31, 2006
Form 10-Q for the quarterly period ended March 31, 2006
File No. 1-32447

Dear Mr. Eastep:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant